September 23,
2024

Jun Liu
Chief Executive Officer
Curanex Pharmaceuticals Inc
2 Jericho Plaza, Suite 101B
Jericho, NY 11753

       Re: Curanex Pharmaceuticals Inc
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 16, 2023
           CIK No. 0002025942
Dear Jun Liu:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August 28,
2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
The Offering, page 4

1. We note that your directors, officers, and holders of more than 5% of your company's outstanding ordinary shares are expected to enter into lock-up agreements with the underwriter for a period of up to six months from the closing of this offering. Please amend to clarify if those identified have entered into the lock-up agreement or will enter prior to the closing of this offering and clarify the lock-up period. Further, if these will be stand-alone agreements, separate from your underwriting agreement, please revise your exhibit index and file these as exhibits.
 September 23, 2024
Page 2
Use of Proceeds, page 21

2. We note your response to prior comment 3. Please also disclose what your full business plan is, quantify the amount of funding you require to execute your full business plan, and how you plan to fund the remaining stages of your full business plan here as you do on page 5.
3. Please reconcile the disclosure that you will prioritize your use of proceeds if you receive less than $8 million from this offering, with your disclosure elsewhere in the prospectus that this is a firm-commitment offering. Please ensure that your disclosure throughout the prospectus is consistent with the type of offering that you disclose on the cover page of the prospectus and in the Underwriting section.

       Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Joe Laxague, Esq.